EXHIBIT 99.2

November 2, 2021 Colliers International Group Inc. Third Quarter 2021 Financial Results $FFHOHUDWLQJVXFFHVV

Colliers 2 This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially differen t f rom any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic condi tions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property va lues, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign e xch ange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; impact of p and emics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security fa ilu res in information technology systems; a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans; a default on loans originated under the Fannie Mae Delega ted Underwriting and Servicing DUS Program could materially affect our profitability as we are subject to sharing up to one - third of incurred losses; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elec tio ns, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2020 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) an d other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautio nary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - loo king statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA (AEBITDA) and Adjusted EPS (AEPS). Please refer to Appendix for reconciliations to GAAP measures.

Strong third quarter results with continued momentum across all service lines Completed the acquisition of Bergmann after quarter end Announced two acquisitions – Antirion and Colliers Italy, both of which are expected to close by the end of Q1 2022 Announced ambitious 5 - year, Enterprise’25 strategy Increased financial outlook for 2021 Highlights Colliers 3 2021 2020 Q2 Q2 USD LC (1) Revenue 1022.8 692.3 48% 46% Adjusted EBITDA 123.6 92.1 34% 32% Adjusted EBITDA Margin 12.1% 13.3% Adjusted EPS 1.27 1.08 18% GAAP Operating Earnings 76.0 52.1 46% GAAP Operating Earnings Margin 7.4% 7.5% GAAP diluted EPS 0.40 0.52 -23% 2021 2020 YTD YTD USD LC (1) Revenue 2,743.7 1,873.1 46% 42% Adjusted EBITDA 352.3 206.5 71% 65% Adjusted EBITDA Margin 12.8% 11.0% Adjusted EPS 3.91 2.35 66% GAAP Operating Earnings (2) -269.9 85.1 NM GAAP Operating Earnings Margin -9.8% 4.5% GAAP diluted EPS (2) -10.19 0.38 NM Three months ended September 30 %Change Nine months ended September 30 % Change (US$ millions, except per share amounts) (1) Local Currency (2) For the nine months ended September 30, 2021, GAAP operating earnings and GAAP diluted EPS include a $471.9 million settlement of Long - Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO

242.9 169.7 310.6 165.6 390.9 315.4 78.3 41.7 1,022.8 692.3 Q3 2021 Q3 2020 Third Quarter Consolidated Revenues Colliers 4 Outsourcing & Advisory Investment Management (1) Capital Markets Leasing (US$ millions) % Change over Q3 2020 USD LC Investment Management 88% 87% Outsourcing & Advisory 24% 22% Capital Markets 88% 85% Leasing 43% 41% Total 48% 46% Revenue Mix Q3 2021 Q3 2020 Investment Management 8% 6% Outsourcing & Advisory 38% 46% Capital Markets 30% 24% Leasing 24% 24% Total 100% 100% Local currency internal growth: 45% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was 50%

35% 49% 16% Outsourcing & Advisory Capital Markets & Leasing Investment Management 51% Recurring 43% 23% 28% 6% Outsourcing & Advisory Leasing Capital Markets Investment Management Trailing Twelve Months Ended September 30, 2021 Service Diversification Colliers 5 TTM Q3 2021 Revenue By Service Line TTM Q3 2021 AEBITDA By Service Line Shown on a proforma basis including completed acquisitions 49% Recurring

Americas 617.1 EMEA 154.9 Asia Pacific 172.3 Investment Management 78.3 60% 15% 17% 8% Americas 65.8 EMEA 15.0 Asia Pacific 20.7 Investment Management 27.8 51% 12% 16% 21% Third Quarter Geographic Mix (1) Q3 2021 GAAP Operating Earnings: $48.9M Americas, $11.4M EMEA, $18.3M Asia Pacific, $19.8M Investment Management (2) Q3 2020 GAAP Operating Earnings: $40.4M Americas, ($1.4M) EMEA, $8.5M Asia Pacific, $7.9M Investment Management Colliers 6 Q3 2021 Revenues Q3 2020 Revenues Q3 2021 AEBITDA Q3 2020 AEBITDA (US$ millions)

Strong Capital Markets activity, especially in the industrial and multi - family asset classes Outsourcing & Advisory revenues up strongly on robust growth in Engineering & Design, Valuation and Mortgage services Adjusted EBITDA growth impacted by performance - based incentives and higher discretionary and variable costs Americas Colliers 7 GAAP Operating Earnings: Q3 2021 $48.9M at 7.9% margin; Q3 2020 $40.4M at 9.6% margin 175.0 129.8 213.4 110.2 228.7 182.6 617.1 422.6 Q3 2021 Q3 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 46% 45% Outsourcing & Advisory Capital Markets Leasing

Strong growth across all service lines Adjusted EBITDA increased on higher revenues and cost savings implemented during the pandemic EMEA Colliers 8 GAAP Operating Earnings: Q3 2021 $11.4M at 7.4% margin; Q3 2020 ($1.4M) at (1.2%) margin 34.7 23.2 40.4 27.6 79.8 66.6 154.9 117.4 Q3 2021 Q3 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 32% 29% Outsourcing & Advisory Capital Markets Leasing

Robust growth across all service lines and geographies, particularly in Australia and New Zealand Improvement in margin attributable to operating leverage APAC Colliers 9 GAAP Operating Earnings: Q3 2021 $18.3M at 10.6% margin; Q3 2020 $8.5M at 7.7% margin 33.2 16.6 56.9 27.8 82.3 66.0 172.3 110.5 Q3 2021 Q3 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) USD LC Revenue Growth 56% 51% Outsourcing & Advisory Capital Markets Leasing

Strong management fee growth from increased AUM Raised a record $4.9 billion year to date AUM of $46.1 billion on September 30, 2021, up 17% from December 31, 2020 and up 27% from September 30, 2020 Investment Management Colliers 10 GAAP Operating Earnings: Q3 2021 $19.8M at 25.3% margin; Q3 2020 $7.9M at 19.0% margin 59.7 39.8 18.6 1.9 78.3 41.7 Q3 2021 Q3 2020 Revenue AEBITDA and Margin (US$ millions) (US$ millions) Investment Management USD LC Revenue Growth 88% 87% Revenue Growth 50% 50% (excluding pass - through carried interest) Pass - through carried interest

(US$ millions) Capitalization & Capital Allocation (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies Colliers 11 Cash $ 134.1 $ 156.6 $ 129.2 Total Debt 378.7 479.9 643.9 Net Debt $ 244.6 $ 323.3 $ 514.7 Convertible Notes 224.9 224.0 223.7 Redeemable non-controlling interests 474.6 442.4 431.2 Shareholders' equity 542.6 586.1 532.4 Total capitalization $ 1,486.7 $ 1,575.8 $ 1,702.0 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 0.5x 1.0x 1.5x Capital Expenditures $ 44.5 $ 29.5 Acquisition Spend (2) $ 31.1 $ 240.2 Nine months ended September 30, 2021 September 30, 2020 September 30, 2021 December 31, 2020 September 30, 2020 Highlights • Leverage ratio of 0.5x • Proceeds from new Senior Notes drawn on October 7, 2021 • Repaid revolving credit facility in full, $1 billion of unused credit now available • Anticipated capital expenditures of $ 55 - $60 million in 2021 • Investments in office space and IT systems/software, including deferrals from 2020

(US$ millions) 2021 Outlook Colliers 12 • Full year revenue and Adjusted EBITDA to exceed the top end of the previously provided outlook • The previously provided outlook for the full year 2021, relative to 2020, was a revenue increase of 20% to 30% and an Adjusted EBITDA increase of 25% to 35% • Risks to the outlook: • Changes in Capital Markets and Leasing transaction velocity in the traditionally strong fourth quarter as the pandemic continues to impact operations • Higher than anticipated increases in operating costs, which were reduced during the pandemic • This financial outlook is based on the Company’s best available information as of the date of this presentation and remains subject to change based on numerous macroeconomic, health, social, geo - political and related factors

Appendix Reconciliation of non - GAAP measures Colliers 13

Reconciliation of GAAP earnings to adjusted EBITDA Colliers 14 (US$ thousands) Net earnings (loss) $ 50,496 $ 31,979 $ (337,298) $ 44,921 Income tax 18,771 11,740 48,490 19,066 Other income, including equity earnings from non-consolidated investments (1,601) (509) (5,547) (1,479) Interest expense, net 8,300 8,864 24,500 22,627 Operating earnings (loss) 75,966 52,074 (269,855) 85,135 Settlement of long-term incentive arrangement ("LTIA") - - 471,928 - Depreciation and amortization 34,588 36,281 106,939 87,111 Gains attributable to MSRs (5,812) (6,888) (20,728) (7,397) Equity income from non-consolidated entites 1,487 482 4,625 1,451 Acquisition-related items 14,231 4,965 49,773 11,499 Restructuring costs 523 3,374 1,466 22,681 Stock-based compensation expense 2,658 1,832 8,180 6,056 Adjusted EBITDA $ 123,641 $ 92,120 $ 352,328 $ 206,536 Three months ended Nine months ended September 30, 2021 September 30, 2020 September 30, 2021 September 30, 2020

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 Colliers 15 (US$ thousands) Net earnings (loss) $ 50,496 $ 31,979 $ (337,298) $ 44,921 Non-controlling interest share of earnings (13,623) (6,264) (33,148) (13,906) Interest on Convertible Notes 2,300 2,314 6,900 3,373 Settlement of LTIA - - 471,928 - Amortization of intangible assets 23,148 25,912 74,019 59,013 Gains attributable to MSRs (5,812) (6,888) (20,728) (7,397) Acquisition-related items 14,231 4,965 49,773 11,499 Restructuring costs 523 3,374 1,466 22,681 Stock-based compensation expense 2,658 1,832 8,180 6,056 Income tax on adjustments (8,934) (6,988) (27,117) (20,235) Non-controlling interest on adjustments (3,125) (2,625) (9,920) (7,222) Adjusted net earnings $ 61,862 $ 47,611 $ 184,055 $ 98,783 (US$) Diluted net (loss) earnings per common share $ 0.37 $ 0.48 $ (9.20) $ 0.37 Interest on Convertible Notes, net of tax 0.04 0.04 0.11 0.06 Non-controlling interest redemption increment 0.39 0.10 1.34 0.37 Settlement of LTIA - - 10.02 - Amortization expense, net of tax 0.28 0.38 0.94 0.88 Gains attributable to MSRs, net of tax (0.07) (0.12) (0.25) (0.14) Acquisition-related items 0.20 0.10 0.75 0.27 Restructuring costs, net of tax 0.01 0.06 0.02 0.40 Stock-based compensation expense, net of tax 0.05 0.04 0.18 0.14 Adjusted EPS $ 1.27 $ 1.08 $ 3.91 $ 2.35 Diluted weighted average shares for Adjusted EPS (thousands) 48,722 44,181 47,111 42,075 Three months ended Nine months ended September 30, 2021 September 30, 2020 September 30, 2021 September 30, 2020 Three months ended Nine months ended September 30, 2021 September 30, 2020 September 30, 2021 September 30, 2020